UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

The Registrant’s Form 6-K dated February 6, 2006 is hereby amended to replace the contents thereof with the following corrected information:

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2006 down 23.5% Year over Year

Mexico City, February 8, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of January 2006 decreased by 23.5% when compared to January 2005.

All figures in this announcement reflect comparisons between the 31-day period January1 through January 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2005	January 2006	% Change
Cancun	154,427	140,702	(8.9)
Cozumel	8,745	3,867	(55.8)
Huatulco	17,524	25,550	45.8
Merida	64,247	70,872	10.3
Minatitlan	9,595	12,709	32.5
Oaxaca	39,916	41,292	3.4
Tapachula	15,411	14,892	(3.4)
Veracruz	36,932	42,747	15.7
Villahermosa	48,735	52,528	7.8
Total Domestic	395,532	405,159	2.4

International
Airport	January 2005	January 2006	% Change
Cancun	788,295	518,789	(34.2)
Cozumel	53,474	7,135	(86.7)
Huatulco	12,368	14,093	13.9
Merida	10,162	12,099	19.1
Minatitlan	259	341	31.7
Oaxaca	7,053	8,510	20.7
Tapachula	563	624	10.8
Veracruz	4,722	5,611	18.8
Villahermosa	3,227	3,692	14.4
Total International	880,123	570,894	(35.1)

Total
Airport	January 2005	January 2006	% Change
Cancun	942,722	659,491	(30.0)
Cozumel	62,219	11,002	(82.3)
Huatulco	29,892	39,643	32.6
Merida	74,409	82,971	11.5
Minatitlan	9,854	13,050	32.4
Oaxaca	46,969	49,802	6.0
Tapachula	15,974	15,516	(2.9)
Veracruz	41,654	48,358	16.1
Villahermosa	51,962	56,220	8.2
ASUR Total	1,275,655	976,053	(23.5)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 13,233 or 48.1% were in operation as of January 31, 2006.

The Trust for the Promotion of Tourism in the Mayan Riviera estimates that of 25,170 rooms available in the region, 24,923 or 99.0% were in operation at the end of January 2006.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

– ENDS –

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: February 8, 2006